Exhibit 4.17

Settlement Agreement

(2023) Zhe 07 Min Zhong 1537

Appellant (Original Defendant): Zhejiang Youguan Automotive Service Co., Ltd., with its registered address at Building 1-2, Exhibition Center, No. 32 Kaifa Avenue, Baiyang Street, Wuyi County, Jinhua City, Zhejiang Province.

Legal Representative: Jia Fengyong, Executive Director, General Manager.

Appellant (Original Defendant): Anhui Yousheng New Energy Technology Group Co., Ltd., with its registered address at Floor 18, Building 3, Science and Technology Industrial Park, Yijiang District, Wuhu City, Anhui Province.

Legal Representative: Li Jia, Executive Director, General Manager.

Both appellants jointly appoint legal representatives: Sun Bowen, Lawyer at Beijing Guantao Law Firm (Shanghai).

Both appellants jointly appoint legal representatives: Ma Jianrong, Lawyer at Beijing Guantao Law Firm (Shanghai).

Appellee (Original Plaintiff): Wuyi Traffic Tourism Investment and Construction Group Co., Ltd., with its registered address at 132 Wuyang West Road, Wuyi County, Jinhua City, Zhejiang Province.

Legal Representative: Zhu Bo, Chairman of the Board.

Appointed legal representatives: Wang Xuhui, Lawyer at Zhejiang Yijian Law Firm.

Appointed legal representatives: Liang Xuanjia, Lawyer at Zhejiang Yijian Law Firm.

Appellants Zhejiang Youguan Automotive Service Co., Ltd. and Anhui Yousheng New Energy Technology Group Co., Ltd., and Appellee Wuyi Traffic Tourism Investment and Construction Group Co., Ltd. have reached the following agreement regarding the dispute over the repurchase contract of corporate bonds:

1. Zhejiang Youguan Automotive Service Co., Ltd. shall pay Wuyi Traffic Tourism Investment and Construction Group Co., Ltd. a principal of 6.5 million RMB for the bonds, along with interest (calculated at an annual interest rate of 7.5% from September 17, 2021, until the actual performance date) and legal fees of 230,000 RMB. The payment will be made in installments. The principal and corresponding interest will be settled together at the time of each installment payment: the first installment of 2.6 million RMB for the bond principal and corresponding interest to be paid before August 15, 2023; the second installment of 1.95 million RMB for the bond principal and corresponding interest, along with legal fees of 230,000 RMB, to be paid before October 15, 2023; the third installment of 1.95 million RMB for the bond principal and corresponding interest to be paid before December 15, 2023. The payment shall be made to the designated account of Wuyi Traffic Tourism Investment and Construction Group Co., Ltd. (Account Name: Wuyi Traffic Tourism Investment and Construction Group Co., Ltd., Bank: China Construction Bank Wuyi Branch, Account Number: 33001677335050011361).

2. If Zhejiang Youguan Automotive Service Co., Ltd. fulfills its payment obligations as stipulated in Article 1 of this agreement, the parties shall not hold each other liable for the dispute in this case anymore. After receiving the final installment payment, Wuyi Traffic Tourism Investment and Construction Group Co., Ltd. will cooperate with Anhui Yousheng New Energy Technology Group Co., Ltd. to complete the cancellation registration of the equity pledge. If Zhejiang Youguan Automotive Service Co., Ltd. fails to fulfill its payment obligations as stipulated in Article 1 of this agreement for any installment, Wuyi Traffic Tourism Investment and Construction Group Co., Ltd. has the right to apply for compulsory execution according to the first-instance judgment.

3. After the signing of this agreement, Zhejiang Youguan Automotive Service Co., Ltd. and Anhui Yousheng New Energy Technology Group Co., Ltd. will apply to withdraw the appeal from Jinhua Intermediate People’s Court.

4. This agreement becomes effective upon the signatures of all parties or their appointed legal representatives.